Exhibit 99.1

Grant▴Park
FUTURES FUND

Continuous operation since 1989

Multi-advisor commodity pool
sponsored by
Dearborn Capital Management, LLC

Monthly Flash Report
January 31, 2006

▴Dearborn
Capital Management, LLC

MONTHLY COMMENTARY

The Grant Park Futures Fund recorded gains for the month of January. Positions in the metals, stock indices, agricultural/soft commodities and energies were profitable. Losses came from positions in the interest rate and currency sectors. Long positions in gold and silver recorded gains as precious metals rallied on news that Iran had removed U.N. seals from uranium purification equipment sparking fears of a possible military showdown. Longs in aluminum and zinc were profitable, as word that China's economy grew at a greater-than-expected pace sent prices for base metals higher. Long positions in the stock indices were profitable led by higher prices on the German DAX on reports of a rise in German business confidence. The London FTSE-100 gained ground on the strength of steel shares while the S&P Composite Index traded higher after it was reported that U.S. durable goods orders grew for a third straight month up to December. Continued South American demand for sugar-based ethanol contributed to the profits from the long positions in the soft/agricultural commodities as sugar prices settled higher for the month. Longs in the coffee market gained as strong demand during the holiday season pushed prices higher for the month. Longs in the energy sector were profitable as the situation in Iran sparked worries over crude oil and gasoline supplies. Reports that militants had targeted Nigerian refineries further added to concerns, driving prices higher. Long positions in the London long gilt and British short sterling contracts sustained losses as prices for interest rate instruments fell on news that December retail sales in the U.K. were better-than-anticipated. Losses also came from short positions in the Canadian bills. Lastly, positions in the currency sector were unprofitable as speculation regarding the direction of interest rates in the U.S. and Europe dominated the sector. Long positions in the Swiss franc lost ground as the currency fell versus the U.S. dollar. Losses also came from positions in the Australian and New Zealand dollars.

January 31, 2006 Statistics*

	Class A Units	Class B Units
Monthly Rate of Return	3.41%	3.33%
Year-to-Date Return	3.41%	3.33%
Net Asset Value	$1,101.876	$975.752

*Subject to receipt of independent verification.

Statistics since inception – Class A Units **
January 1, 1989 through January 31, 2006

Total Fund Assets (A and B):	$307M
12 Month Return:	6.18%
36 Month Cumulative Return:	7.83%
60 Month Cumulative Return:	34.10%
Compounded Annual ROR:	16.81%
3 Yr. Comp. Ann. ROR:	2.55%
5 Yr. Comp. Ann. ROR:	6.04%
10 Yr. Comp. Ann. ROR:	7.22%
Average 12-Month Return:	22.46%
Worst Drawdown (6/89-10/89):	(38.87%)
Worst Drawdown Last 5 Years (2/04-8/04):	(23.65%)
Average 1-Month Gain:	7.42%
Average 1-Month Loss:	(5.10%)
# of Winning Months	111
# of Losing Months:	94

See the glossary at the end of this presentation for definitions relevant to this table.

**Most new investors are expected to invest in Class B Units, which carry an additional 0.96% in fees and expenses.



Grant Park Sector Exposure as of January 31, 2006

METALS 11%
ENERGY 10%
STOCK INDICES 11%
AGS/SOFTS 16%
INTEREST RATES 27%
CURRENCIES 25%

For a list of contracts traded in each market sector, please refer to the end of this presentation.

This pie chart illustrates the estimated average relative weighting assigned to each market sector amongst each of Grant Park's trading advisors assuming current allocations to the trading advisors. This chart does not reflect actual positions held at any time or over any period. Grant Park's trading advisors do not maintain positions in all markets at all times. On any given day, the actual markets traded as well as the absolute and relative commitment in such markets, will vary greatly. Additionally, allocations amongst the trading advisors may vary over time.

HISTORICAL PERFORMANCE**

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	A Unit YTD	B Unit*** YTD
1989	0.97%	(3.29%)	17.34%	(9.51%)	26.07%	(3.31%)	0.70%	(21.72%)	(1.68%)	(18.43%)	5.37%	29.00%	8.61%	7.73%
1990	5.20%	6.32%	22.20%	31.10%	(15.80%)	14.00%	16.03%	22.83%	14.76%	5.49%	2.83%	(2.65%)	197.04%	194.60%
1991	(12.36%)	(13.31%)	1.75%	(6.52%)	(1.90%)	3.93%	(10.99%)	(1.85%)	6.76%	0.12%	(0.21%)	35.80%	(6.77%)	(7.52%)
1992	(15.23%)	(5.32%)	(2.32%)	(4.13%)	(2.34%)	8.33%	16.34%	7.34%	(11.40%)	(0.72%)	2.41%	(5.55%)	(15.50%)	(16.18%)
1993	2.38%	18.13%	1.57%	15.69%	2.30%	(2.34%)	20.56%	0.16%	(3.99%)	(5.39%)	4.57%	13.15%	84.25%	82.76%
1994	(13.74%)	(9.39%)	23.25%	2.31%	14.29%	14.25%	(5.96%)	(6.26%)	2.76%	(7.54%)	15.50%	(0.17%)	24.30%	23.30%
1995	(10.69%)	16.37%	20.67%	10.88%	14.93%	(1.82%)	(14.36%)	(11.29%)	(10.54%)	(5.40%)	2.77%	18.69%	23.04%	22.04%
1996	(1.09%)	(13.59%)	(1.34%)	4.97%	(4.35%)	2.32%	(1.48%)	(2.53%)	3.81%	14.82%	7.80%	(6.99%)	(0.59%)	(1.39%)
1997	6.82%	7.61%	1.06%	(8.45%)	(0.91%)	0.34%	15.73%	(8.17%)	2.92%	(5.18%)	0.81%	6.10%	17.31%	16.37%
1998	1.96%	2.62%	(1.08%)	(7.46%)	3.13%	(0.37%)	(0.30%)	24.62%	6.23%	(4.64%)	(3.21%)	2.09%	22.40%	21.41%
1999	(2.02%)	7.95%	(5.18%)	2.92%	(5.51%)	0.22%	(2.68%)	(1.16%)	1.54%	(8.65%)	2.10%	3.05%	(8.24%)	(8.97%)
2000	(1.12%)	0.69%	(1.70%)	(3.84%)	1.80%	(3.51%)	(1.60%)	4.36%	(2.30%)	0.80%	8.91%	9.00%	10.97%	10.08%
2001	1.86%	0.53%	6.63%	(4.51%)	(0.47%)	(2.66%)	0.12%	2.88%	3.69%	5.30%	(7.80%)	2.14%	7.00%	6.14%
2002	(0.87%)	(5.95%)	2.26%	(3.07%)	5.17%	10.07%	6.63%	1.57%	2.87%	(6.04%)	(2.53%)	5.58%	15.25%	14.32%
2003	2.72%	5.77%	(7.47%)	2.57%	9.68%	(1.26%)	(0.49%)	0.12%**	0.06%	2.45%	(0.98%)	5.93%	20.03%	19.06%***
2004	0.31%	7.25%	(1.47%)	(11.72%)	(4.82%)	(4.55%)	(3.47%)	(0.40%)	0.99%	3.35%	8.37%	(0.96%)	(7.58%)	(8.40%)
2005	(6.04%)	3.34%	(0.59%)	(5.12%)	3.90%	1.81%	(2.03%)	1.89%	(0.11%)	(3.45%)	4.08%	(1.35%)	(3.44%)	(4.25%)
2006	3.33%*												3.41%*	3.33%*

*Subject to receipt of independent verification.

**Actual Class A Unit net monthly returns are reflected from January, 1989 through July, 2003. Actual Class B Unit net monthly returns are reflected from August, 2003 (inception of trading for B Units) forward. Most new investors are expected to invest in Class B Units, which carry an additional 0.96% in fees and expenses over Class A Units.

***From January 1989 through July 2003 Proforma Class B Unit data is reflected in YTD calculations. Actual Class B Unit Performance reflected from 8/1/03.

THE RISKS

- Performance can be volatile and you could lose all or substantially all of your investment in Grant Park Futures Fund.
- No secondary market exists for Grant Park. Additionally, redemptions are limited and may result in early redemption fees.
- Trading in commodity interests is a zero-sum economic activity in which, for every gain, there is an offsetting loss. Grant Park therefore bears the risk that, on every trade, it will incur the loss.
- Commodity futures trading may be illiquid.
- An investment in Grant Park is speculative and leveraged; as a result of this leverage, the velocity of potential losses may accelerate and cause you to incur significant losses.
- Grant Park pays substantial fees and expenses, including fees to its trading advisors, which must be offset by trading profits and interest income.
- Grant Park invests in foreign securities, which are subject to special risks such as currency fluctuations, different financial and regulatory standards, and political instability.
- Grant Park's use of multiple trading advisors may result in Grant Park taking offsetting trading positions, thereby incurring additional expenses with no net change in holdings.
- You will have no right to participate in the management of Grant Park.
- The structure and operation of Grant Park involve several conflicts of interest.

INVESTMENT HIGHLIGHTS

Minimum Investment:
Class B Units: $10,000 Individual/$4,000 ERISA or qualified plans, additional minimum investment $2,000;
Class A Units: New Accounts - $200,000, $15,000 Individual/$4,000 ERISA or qualified plans additional minimum investment. Existing Class A Unit holders and related parties have a minimum investment of $15,000 Individual/$4,000 ERISA or qualified plans.

General Partner:
Dearborn Capital Management, LLC

Portfolio Managers:
Rabar Market Research, EMC Capital Management, Eckhardt Trading Company, Graham Capital Management, Winton Capital Management and Saxon Investment Corporation.

Redemptions:
Units are redeemable monthly with a redemption fee applicable for the first 12 months of investment for Class B Units only. No redemption fee for Class A Units. Please refer to prospectus for Class B redemption fee schedule.

Suitability:
Varies from state to state but at least a minimum of $45,000 annual income and a net worth of $45,000 exclusive of home, auto and furnishings, or $150,000 net worth. Check prospectus for individual state suitability. No investor should invest more than 10% of his or her net worth. Please check with your Firm's Administrative Department as firm requirements may also vary.

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS.

GLOSSARY

The following glossary may assist prospective investors in understanding certain terms used in this presentation; please refer to Appendix E in the prospectus for a more complete glossary of additional terms relevant to this offering:

Average 12-Month Return: The average (arithmetic mean) return of all rolling 12-month periods over the investment track record. This is calculated by summing all 12-month period returns and then dividing by the number of 12-month periods. This simple average does not take into account the compounding effect of investment returns.

Compounded Annual Rate of Return (ROR): This is the geometric 12-month mean that assumes the same rate of return for each 12-month period to arrive at the equivalent compound growth rate reflected in the actual return data.

Drawdown: A drawdown is any losing period during an investment's performance history. It is defined as the percent retrenchment from an equity peak to an equity valley. Maximum drawdown is simply the largest percentage drawdown that has occurred during the specified time frame. Grant Park's drawdowns are computed based on month-end equity values.

Net Asset Value per Unit: This is the total net asset value of a class of units divided by the aggregate number of units of such class outstanding as of the date noted.

NOTES

Market Sectors: Market Sectors represented in the pie chart on page 2 of this brochure include over 80 individual markets traded in over 13 countries. Some of these markets are noted below:

Interest Rates
US Bonds & Notes
European Bonds
Pacific Rim Bonds

Energy
Crude Oil
Heating Oil
Natural Gas
Unleaded Gas

Metals
Gold
Silver
Nickel
Copper
Aluminum

Currencies
US Dollar
Euro
British Pound
Yen
Australian Dollar
Mexican Peso

Stock Indices
US
European
Pacific Rim

Agriculturals/Softs
Grains
Meats
Cotton
Coffee
Sugar
Orange Juice
Cocoa



Dearborn
Capital Management, LLC

555 West Jackson, Suite 600
Chicago, IL 60661
312.756.4450 Phone
312.756.4452 Fax
800.217.7955 Toll-Free
funds@dearborncapital.com
www.dearborncapital.com